Exhibit 99.1

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                                   CHEMGNENEX
                                PHARMACEUTICALS


FOR IMMEDIATE RELEASE
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Australian Research Council                             Supports Two New Obesity
       & Type 2 Diabetes Studies by ChemGenex Pharmaceuticals' Researchers


MELBOURNE, Australia, and MENLO PARK, California U.S.A. (July 27, 2005): The pre-eminent position of ChemGenex Pharmaceuticals' scientists in diabetes and obesity research has been recognised by the awarding of two Australian Research Council (ARC) grants worth a total of A$2.67 million over the next three years.

The grants will fund two separate projects. The first project, to be conducted in collaboration with researchers from the University of Melbourne, will investigate further the role of one of ChemGenex' key targets in this field, SelS, by generating a range of transgenic animals with altered levels of this key protein. Specifically, this project aims to demonstrate that increasing the levels and/or activity of SelS can prevent or delay the onset of diabetes in a range of mouse models, providing strong support to the concept that SelS is a major new target for the treatment of diabetes.

The second project will be conducted in collaboration with investigators from the Garvan Institute of Medical Research in Sydney, and will focus initially on the development of new assay systems. These novel bioassays will be used to screen for compounds of potential therapeutic use in diabetes. Any compounds identified in this screening process will then be tested directly in our already established cellular and animal model systems to enable the rapid identification and characterisation of compounds of interest. This is a novel and innovative approach, and has the potential to rapidly discover new therapeutic agents for diabetes.

These new grants complement existing grants awarded to ChemGenex researchers by the US National Institutes of Health (A$4.4 million from 2003-2007) and the National Health and Medical Research Council (A$128,000 in 2004).

Greg Collier, CEO and Managing Director of ChemGenex Pharmaceuticals said "This is another strong endorsement of the excellence of our research partners in terms of their infrastructure and expertise. The continued acknowledgement by major funding agencies in Australia and abroad reinforces the research approach that we are employing to resolve the problems associated with complex human diseases, and these new programs have the potential to strengthen both our internal programs, as well as links with our pharmaceutical industry partners."

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About ChemGenex Pharmaceuticals Limited     (www.chemgenex.com)
                                             -----------------

ChemGenex Pharmaceuticals is a gene-based pharmaceutical company dedicated to improving the lives of patients by developing therapeutics in the areas of oncology, diabetes, obesity, and depression. ChemGenex currently has two compounds in Phase 2 clinical trials, Ceflatonin(R) for leukemia and Quinamed(R) for solid tumors, and has a significant portfolio of anti-cancer, diabetes, obesity and depression programs. The company's diabetes and obesity program is partnered with Merck KGaA and the depression program is partnered with Vernalis plc. ChemGenex currently trades on the Australian Stock Exchange under the symbol "CXS" and the NASDAQ exchange under the symbol "CXSP".

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Contacts

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Dr. Greg Collier (CEO and Managing Director)                  Australia         +61 3 5227 2752
                                                              USA               (650) 474-9800 ext 103

Dr. Dennis Brown (President and Director)                     USA               (650) 474-9800 ext 108

                                                              Australia         +61 3 5227 2703
Mr Hershel Berry (Investor Relations)                         USA               (415) 392-3310

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Safe Harbor Statement

Certain statements made herein that use the words "estimate," `project," "intend," "expect," "believe," and similar expressions are intended to identify forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company's technology, the ability to successfully market products in the clinical pipeline, the ability to advance promising therapeutics through clinical trials, the ability to establish our fully integrated technologies, the ability to enter into additional collaborations and strategic alliances and expand current collaborations and obtain milestone payments, the suitability of internally discovered genes for drug development , the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company's technology, the market for the company's products, government regulation in Australia and the United States, changes in tax and other laws, changes in competition and the loss of key personnel. These statements are based on our management's current expectations and are subject to a number of uncertainties that could change the results described in the forward-looking statements. Investors should be aware that there are no assurances that results will not differ from those projected.

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                           CHEMGENEX PHARMACEUTICALS
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PO Box 1069, Grovedale Victoria 3216, Australia        +61 3 5227 2752            +61 3 5227 1322
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                  chemgenex@chemgenex.com      79 000 248 304